Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-219206

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated September 8, 2017. $ The Goldman Sachs Group, Inc. Callable Step-Up Fixed Rate Notes due 2022

We will pay you interest semi-annually on your notes at a rate of 2.25% per annum from and including September     , 2017 to but excluding September     , 2020. We will pay you interest semi-annually on your notes at a rate of 2.75% per annum from and including September     , 2020 to but excluding March     , 2021. We will pay you interest semi-annually on your notes at a rate of 3.00% per annum from and including March     , 2021 to but excluding September     , 2021. We will pay you interest semi-annually on your notes at a rate of 3.25% per annum from and including September     , 2021 to but excluding March     , 2022. We will pay you interest semi-annually on your notes at a rate of 3.75% per annum from and including March     , 2022 to but excluding the stated maturity date (September     , 2022). Interest will be paid on each March    and September    . The first such payment will be made on March     , 2018.

In addition, we may redeem the notes at our option, in whole but not in part, on each March     , June     , September    and December    on or after September     , 2018, upon at least five business days’ prior notice, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date. Although the interest rate will step up during the life of your notes, you may not benefit from such increase in the interest rate if your notes are redeemed prior to the stated maturity date.

	Per Note		Total
Initial price to public*		%	$
Underwriting discount*		%	$
Proceeds, before expenses, to The Goldman Sachs Group, Inc.		%	$

*	The initial price to public will vary between % and 100% for certain investors; see “Supplemental Plan of Distribution” on page PS-7.

The initial price to public set forth above does not include accrued interest, if any. Interest on the notes will accrue from September     , 2017 and must be paid by the purchaser if the notes are delivered after September     , 2017. In addition to offers and sales at the initial price to public, the underwriters may offer the notes from time to time for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in the notes after their initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Goldman Sachs & Co. LLC	Incapital LLC

Pricing Supplement No.      dated September     , 2017.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series N program of The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•	Prospectus supplement dated July 10, 2017

•	Prospectus dated July 10, 2017

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SPECIFIC TERMS OF THE NOTES

Please note that in this section entitled “Specific Terms of the Notes”, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include any of its subsidiaries or affiliates. Also, in this section, references to “holders” mean The Depository Trust Company (DTC) or its nominee and not indirect owners who own beneficial interests in notes through participants in DTC. Please review the special considerations that apply to indirect owners in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

This pricing supplement no.      dated September     , 2017 (pricing supplement) and the accompanying prospectus dated July 10, 2017 (accompanying prospectus), relating to the notes, should be read together. Because the notes are part of a series of our debt securities called Medium-Term Notes, Series N, this pricing supplement and the accompanying prospectus should also be read with the accompanying prospectus supplement, dated July 10, 2017 (accompanying prospectus supplement). Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

The notes are part of a separate series of our debt securities under our Medium-Term Notes, Series N program governed by our Senior Debt Indenture, dated as of July 16, 2008, as amended, between us and The Bank of New York Mellon, as trustee. This pricing supplement summarizes specific terms that will apply to your notes. The terms of the notes described here supplement those described in the accompanying prospectus supplement and accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Terms of the Callable Step-Up Fixed Rate Notes due 2022

Issuer: The Goldman Sachs Group, Inc.

Principal amount: $

Specified currency: U.S. dollars ($)

Type of Notes: Fixed rate notes (notes)

Denominations: $1,000 and integral multiples of $1,000 in excess thereof

Trade date: September     , 2017

Original issue date: September     , 2017

Stated maturity date: September     , 2022

Interest rate: 2.25% per annum from and including September     , 2017 to but excluding September     , 2020; 2.75% per annum from and including September     , 2020 to but excluding March     , 2021; 3.00% per annum from and including March     , 2021 to but excluding September     , 2021; 3.25% per annum from and including September     , 2021 to but excluding March     , 2022; 3.75% per annum from and including March     , 2022 to but excluding September     , 2022

Supplemental discussion of U.S. federal income tax consequences: Subject to the discussion set forth in the section referenced below regarding short-term debt securities, it is the opinion of Sidley Austin LLP that interest on a note will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes (regardless of whether we call the notes). Upon the disposition of a note by sale, exchange, redemption or retirement (i.e., if we exercise our right to call the notes or otherwise) or other disposition, a U.S. holder will generally recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. holder’s adjusted tax basis in the note.

Interest payment dates: March      and September      of each year, commencing on March     , 2018 and ending on the stated maturity date

Regular record dates: for interest due on an interest payment date, the day immediately prior to the day on which payment is to be made (as such payment day may be adjusted under the applicable business day convention specified below)

Day count convention: 30/360 (ISDA), as further discussed under “Additional Information About the Notes — Day Count Convention” on page PS-5 of this pricing supplement

Business day: New York

Business day convention: following unadjusted

Redemption at option of issuer before stated maturity: We may redeem the notes at our option, in whole but not in part, on each March     , June     , September      and December      on or after September     , 2018, upon at least five business days’ prior notice, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date

Limited events of default: The only events of default for the notes are (i) interest or principal payment defaults that continue for 30 days and (ii) certain insolvency events. No other breach or default under our senior debt indenture or the notes will result in an event of default for the notes or permit the trustee or holders to accelerate the maturity of any debt securities – that is, they will not be entitled to declare the principal amount of any notes to be immediately due and payable. See “Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements” and “Description of Debt Securities We May Offer — Default,

Remedies and Waiver of Default — Securities Issued on or After January 1, 2017 under the 2008 Indenture” in the accompanying prospectus for further details.

Listing: None

ERISA: as described under “Employee Retirement Income Security Act” on page 119 of the accompanying prospectus

CUSIP no.: 38150A4J1

ISIN no.: US38150A4J13

Form of notes: Your notes will be issued in book-entry form and represented by a master global note. You should read the section “Legal Ownership and Book- Entry Issuance” in the accompanying prospectus for more information about notes issued in book-entry form

Defeasance applies as follows:

•	full defeasance — i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the holder: yes

•	covenant defeasance — i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the holder: yes

FDIC: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

Calculation Agent: Goldman Sachs & Co. LLC

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities:

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

ADDITIONAL INFORMATION ABOUT THE NOTES

Book-Entry System

We will issue the notes as a master global note registered in the name of DTC, or its nominee. The sale of the notes will settle in immediately available funds through DTC. You will not be permitted to withdraw the notes from DTC except in the limited situations described in the accompanying prospectus under “Legal Ownership and Book-Entry Issuance — What Is a Global Security? — Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”. Investors may hold interests in a master global note through organizations that participate, directly or indirectly, in the DTC system.

In addition to this pricing supplement, the following provisions are hereby incorporated into the global master note:

the description of New York business day appearing under “Description of Debt Securities We May Offer – Calculations of Interest on Debt Securities – Business Days” in the accompanying prospectus, the description of the following unadjusted business day convention appearing under “Description of Debt Securities We May Offer – Calculations of Interest on Debt Securities – Business Day Conventions” in the accompanying prospectus and the section “Description of Debt Securities We May Offer – Defeasance and Covenant Defeasance” in the accompanying prospectus.

Day Count Convention

As further described under “Description of Debt Securities We May Offer – Calculations of Interest on Debt Securities – Interest Rates and Interest” in the accompanying prospectus, for each interest period the amount of accrued interest will be calculated by multiplying the principal amount of the note by an accrued interest factor for the interest period. The accrued interest factor will be determined by multiplying the per annum interest rate by a factor resulting from the 30/360 (ISDA) day count convention. The factor is the number of days in the interest period in respect of which payment is being made divided by 360, calculated on a formula basis as follows:

[360 × (Y2 – Y1)] + [30 × (M2 – M1)] + (D2 – D1)
360

where:

“Y1” is the year, expressed as a number, in which the first day of the interest period falls;

“Y2 ” is the year, expressed as a number, in which the day immediately following the last day included in the interest period falls;

“M1 ” is the calendar month, expressed as a number, in which the first day of the interest period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the interest period falls;

“D1 ” is the first calendar day, expressed as a number, of the interest period, unless such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the interest period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30.

When We Can Redeem the Notes

We will be permitted to redeem the notes at our option before their stated maturity, as described below. The notes will not be entitled to the benefit of any sinking fund – that is, we will not deposit money on a regular basis into any separate custodial account to repay your note. In addition, you will not be entitled to require us to buy your note from you before its stated maturity.

We will have the right to redeem the notes at our option, in whole but not in part, on each March     , June     , September      and December      on or after September     , 2018, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date. We will provide not less than five business days’ prior notice in the manner described under “Description of Debt Securities We May Offer — Notices” in the attached prospectus. If the redemption notice is given and funds deposited as required, then interest will cease to accrue on and after the redemption date on the notes. If any redemption date is not a business day, we will pay the redemption price on the next business day without any interest or other payment due to the delay.

What are the Tax Consequences of the Notes

You should carefully consider, among other things, the matters set forth under “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus and is subject to the limitations and exceptions set forth therein.

As of the original issue date, the notes should not be treated as issued with “original issue discount” (“OID”) despite the fact that the interest rate on the notes is scheduled to step-up over the term of the notes because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the notes would be minimized if we call the notes immediately before the increase in the interest rate on September     , 2020 and therefore the notes should be treated as maturing on such date for OID purposes. This assumption is made solely for purposes of determining whether the notes are issued with OID for U.S. federal income tax purposes, and is not an indication of our intention to call or not to call the notes at any time. If we do not call the notes prior to the increase in the interest rate then, solely for OID purposes, the notes will be deemed to be reissued at their adjusted issue price on September     , 2020. This deemed issuance should not give rise to taxable gain or loss to holders. The same analysis would apply to the increase in the interest rate on March     , 2021, September     , 2021 and March     , 2022. If the notes are not called on the interest payment date occurring on either September     , 2021 or March     , 2022, then, because the period between the interest payment date on September     , 2021 and March     , 2022, respectively, and the stated maturity date of the notes is one year or less, the notes, upon their deemed reissuance on either September     , 2021 or March     , 2022, could be treated as short-term debt securities for OID purposes (but not for purposes of determining the holding period of your notes). For a discussion of the U.S. federal income tax consequences to a U.S. holder of owning short-term debt securities, please review the section entitled “United States Taxation – Taxation of Debt Securities – United States Holders – Short-Term Debt Securities” in the accompanying prospectus.

Under this approach, and subject to the discussion above regarding short-term debt securities, interest on a note will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes (regardless of whether we call the notes). Upon the disposition of a note by sale, exchange, redemption or retirement (i.e., if we exercise our right to call the notes or otherwise) or other disposition, a U.S. holder will generally recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will equal the cost of the note (net of accrued interest) to the U.S. holder. The deductibility of capital losses is subject to significant limitations.

Foreign Account Tax Compliance Act (FATCA) Withholding. Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to published guidance, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange, redemption or other disposition of the notes made before January 1, 2019.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. and the underwriters for this offering named below have entered into a distribution agreement with respect to the notes. Subject to certain conditions, each underwriter named below has severally agreed to purchase the principal amount of notes indicated in the following table.

Underwriters	Principal Amount of Notes
Goldman Sachs & Co. LLC	$
Incapital LLC

Total	$

Notes sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this pricing supplement. The underwriters intend to purchase the notes from The Goldman Sachs Group, Inc. at a purchase price equal to the initial price to public less a discount of         % of the principal amount of the notes. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial price to public of up to         % of the principal amount of the notes. The initial price to public for notes purchased by certain retirement accounts and certain fee-based advisory accounts will vary between         % and 100% of the principal amount of the notes. Any sale of a note to a retirement account or fee-based advisory account at an initial price to public below 100% of the principal amount will reduce the underwriting discount specified on the cover of this pricing supplement with respect to such note. The initial price to public paid by any retirement account or fee-based advisory account will be reduced by the amount of any fees foregone by the securities dealer or dealers involved in the sale of the notes to such retirement account or fee-based advisory account, but not by more than         % of the principal amount of the notes. If all of the offered notes are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms. In addition to offers and sales at the initial price to public, the underwriters may offer the notes from time to time for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

Please note that the information about the initial price to public and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the notes. If you have purchased a note in a market-making transaction by Goldman Sachs & Co. LLC or any other affiliate of The Goldman Sachs Group, Inc. after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

Each underwriter has represented and agreed that it will not offer or sell the notes in the United States or to United States persons except if such offers or sales are made by or through FINRA member broker-dealers registered with the U.S. Securities and Exchange Commission.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, whether paid to Goldman Sachs & Co. LLC or any other underwriter, will be approximately $        .

We expect to deliver the notes against payment therefor in New York, New York on September     , 2017, which is expected to be the second scheduled business day following the date of this pricing supplement and of the pricing of the notes.

The notes are a new issue of securities with no established trading market. The Goldman Sachs Group, Inc. has been advised by Goldman Sachs & Co. LLC and Incapital LLC that they may make a market in the notes. Goldman Sachs & Co. LLC and Incapital LLC are not obligated to do so and may discontinue market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to The Goldman Sachs Group, Inc. and its affiliates, for which they have in the past received, and may in the future receive, customary fees. The Goldman Sachs Group, Inc. and its affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms and for customary fees. Goldman Sachs & Co. LLC, one of the underwriters, is an affiliate of The Goldman Sachs Group, Inc. Please see “Plan of Distribution—Conflicts of Interest” on page 118 of the accompanying prospectus.

Conflicts of Interest

GS&Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

TABLE OF CONTENTS

Pricing Supplement

$

The Goldman Sachs Group, Inc.

Callable Step-Up Fixed Rate

Notes due 2022

Goldman Sachs & Co. LLC

Incapital LLC